Ryan A. Murr 858.202.2727 rmurr@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 4365 Executive Drive, Ste. 300 San Diego, CA 92121 T: 858.202.2700 F: 858.457.1255

August 8, 2007

Via EDGAR and FedEx

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

Re:	Big Dog Holdings, Inc.
Registration Statement on Form S-3
Filed June 21, 2007
File No. 333-143928

Form 10-K for Fiscal Year Ended December 31, 2007
Filed April 2, 2007
File No. 0-22963

Ladies and Gentlemen:

On behalf of Big Dog Holdings, Inc. (the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated July 17, 2007 relating to the above-referenced registration statement (the “Form S-3”). On behalf of the Company, we are filing herewith Amendment No. 1 to the Form S-3 (the “Amendment”).  We will also provide courtesy copies of the Form S-3 marked to show the changes from the initial filing.

Set forth in italicized print below are the Staff’s comments, as set forth in the July 17, 2007 comment letter, followed by the Company’s responses.

Form S-3

The Offering, page 1

1.
We note that you refer here to the “net share issuance” feature.  Please revise your discussion to give an example of how this feature would work.  Please also explain that the issuance of shares pursuant to this feature was subject to shareholder approval and advise shareholders, if you have not already, as to whether this approval was obtained.  Also, because it would appear that this feature could result in an increase in the number of shares that would be required to be issued under the terms of the notes, please explain how you intend to register those additional shares in the future.

H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission

We have provided in the Amendment filed herewith an example of how the net share issuance feature operates as well as a disclosure regarding the shareholder approval of this feature.  We direct your attention to page 1 of the prospectus contained in the Amendment for this additional disclosure.

With regard to the number of shares being registered, we note that the Company is registering 1,027,777 shares of common stock, which equals the maximum aggregate number of shares issuable upon the full conversion of the notes.  The net share issuance feature applies only when the principal balance of the notes is being repaid in cash following an event of conversion.  After the Company’s cash repayment of the principal balance, the Company would then be required under the net share settlement feature to issue a number of shares equal to the remaining intrinsic value of the shares that would have been issued upon conversion.   Because the shares being issued in a net settlement context are valued at the fair value at the time of conversion, there is no circumstance in which the Company could be required to issue more than the number of shares currently being registered.  The net settlement feature will always result in the Company issuing fewer shares than would have been issued on a straight conversion.

The following table illustrates the operation of the net share issuance feature at certain hypothetical stock prices which have been chosen solely for illustrative purposes.  The examples below show the number of shares that would be issued upon the conversion of the entire principal amount of the notes ($18.5 million).

Assumed Stock Price	Implied Value of Stock Underlying Conversion Feature	No. Shares to be Issued After Repayment of Principal in Cash
$18.00	$18,500,000	0
$20.00	$20,555,555	102,778
$30.00	$30,833,333	411,111
$40.00	$41,111,111	565,278
$50.00	$51,388,888	657,778

H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission

2.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

The aggregate principal value of the notes at issuance was $18.5 million.  The notes are convertible at a price of $18.00 per share, resulting in the potential issuance of up to 1,027,777 shares of common stock upon the full conversion of the notes.  As of April 3, 2007, the date of sale of the notes, the Company’s closing stock price was $16.37 per share, which results in an implied fair value for the underlying common stock at that time of approximately $16.8 million, which is less than the amount paid for the Notes.

3.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

The Company paid $400,000 to Kayne Anderson Capital Advisors, L.P. (“KACA”) in connection with the purchases in the offering by the selling shareholders.  KACA is an affiliate of selling shareholders Kayne Anderson Capital Income Partners and The Kayne Foundation.  KACA is not, however, an affiliate of the Company.  Other than the above amount paid to KACA and the payments due to all investors under the notes (which are described below), there have not been and will not be any payments to the selling stockholders in connection with the offering and sale of the notes.

The Company will pay the note holders quarterly interest payments, with interest accruing at a rate of 8.375% per annum.  Over the full term of the notes, the Company would pay total interest payments of $9.3 million.  The notes may be converted on or before the maturity date, in which case the note holders would be entitled to receive a number of shares equal to the principal amount being converted, divided by a conversion price of $18.00.  If the notes convert, the Company would have the option to use a net share settlement feature, thereby issuing fewer shares and repaying the principal amount in cash.

H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission

4.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

There have been no securities transactions between the Company and any of the selling security holders that relate to the offering and sale of the convertible notes.  We  note that there have been unrelated transactions (e.g., those selling security holders who are also officers of the Company have received stock options as equity compensation), although none of these relate in any way to the note offering.

H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission

5.
Please provide us, with a view toward disclosure in the prospectus, with disclosure regarding the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders.

As of April 3, 2007, there were a total of approximately 2,426,174 issued and outstanding shares of common stock held by persons other than the selling stockholders, affiliates of the Company, and affiliates of the selling stockholders.  We have added disclosure to this effect to the Amendment.

6.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

-	the date on which each such selling shareholder entered into that short position, and

-
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

The Company does have the intention, and a reasonable basis to believe that it will have the financial ability to, make all payments on the overlying securities. Additionally, to the Company’s knowledge, none of the selling shareholders have an existing short position in the Company’s common stock.

7.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Other than the above-referenced payment of $400,000 to KACA, there are no agreements between the issuer and any of the selling stockholders relating to the offering and sale of the notes. The Company has added disclosure regarding the fee payable to KACA to the notes to the selling stockholder table appearing in the prospectus contained in the Amendment.

Selling Stockholders, page 4

8.	Please disclose the amount of outstanding shares that you rely upon in calculating the percentages you disclose in the table.

The percentage of outstanding shares was calculated based on 9,444,073 shares issued and outstanding as of June 15, 2007.  We have added disclosure to this effect under the caption “Selling Stockholders” in the prospectus contained in the Amendment.

9.
We note footnote (1) to the table and your indication that the Kayne Foundation is not an affiliate of Fred Kayne, the Company's Chairman of the Board. Please also confirm that Fred Kayne is not an affiliate of Richard A. Kayne.

The Company has confirmed that Fred Kayne is not an “affiliate” of Richard A. Kayne (as such term is defined in Rule 144 under the Securities Act of 1933).  Fred Kayne and Richard Kayne are brothers, however.

H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission

Incorporation of Certain Documents by Reference, page 8

10.
Please revise the Form 8-K documents you have listed to be incorporated by reference to describe the correct filing date; the Form 8-K dated January 30, 2007 was filed on January 31, 2007; the Form 8-K dated April 3, 2007 was filed on April 9, 2007 and the Form 8-K dated May 7, 2007 was filed on May 8, 2007.

The Company has complied with this request.

Form 10-K for the Fiscal Year Ended December 31, 2006

Controls and Procedures page 25

11.
We note that you state that your disclosure controls and procedures were effective as of December 31, 2006 to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods as defined under the Act.  In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

The Company hereby confirms that it will, in future filings, clarify whether its officers concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

***

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

cc:	Scott Anderegg, SEC
Anthony Wall, Big Dog Holdings, Inc.
Jocelyn Arel, Godwin Procter LLP